                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                         _____________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Hourly 401(k) Plan.

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

Georgia-Pacific Corporation
Hourly 401(k) Plan

Financial Statements and Schedule
as of December 31, 2000 and 1999
Together With Auditors' Report

                          Georgia-Pacific Corporation

                               Hourly 401(k) Plan


                       Financial Statements and Schedule

                           December 31, 2000 and 1999



                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 2000 and 1999

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i--Schedule of Assets (Held at End of Year) -- December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants of the Georgia-Pacific
Corporation Hourly 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Georgia-Pacific Corporation Hourly 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Georgia-Pacific Corporation Hourly 401(k) Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP
Atlanta, Georgia
June 8, 2001

                          GEORGIA-PACIFIC CORPORATION

                               HOURLY 401(k) PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999




                                                     2000              1999
                                                 ------------     ------------
ASSETS:
 Contributions receivable:
   Employer                                      $    219,883     $    359,784
   Participants                                     1,718,442        2,475,836
                                                 ------------     ------------
       Total contributions receivable               1,938,325        2,835,620
                                                 ------------     ------------
 Investments, at market value:
   Interest in master trusts                      104,041,070       74,331,313
   Mutual funds                                   292,429,700      325,075,327
   Participant loans                                    1,730            8,498
                                                 ------------     ------------
       Total investments                          396,472,500      399,415,138
                                                 ------------     ------------
OTHER PAYABLE                                        (228,791)               0
                                                 ------------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS           $398,182,034     $402,250,758
                                                 ============     ============



        The accompanying notes are an integral part of these statements.

                          GEORGIA-PACIFIC CORPORATION

                               HOURLY 401(k) PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000




INVESTMENT LOSS:
 Dividend income from investments                                  $  9,738,899
 Net depreciation in market value of mutual funds                   (20,516,249)
 Net loss from master trusts                                        (25,012,491)
 Interest from participant loans                                            411
                                                                   ------------
       Total investment loss                                        (35,789,430)
                                                                   ------------
CONTRIBUTIONS:
 Participants                                                        43,863,627
 Employer                                                             9,301,237
                                                                   ------------
       Total contributions                                           53,164,864
                                                                   ------------
AMOUNTS DISTRIBUTED TO PARTICIPANTS                                 (19,855,731)
                                                                   ------------
FEES                                                                     (6,097)
                                                                   ------------
TRANSFER FROM PLAN (Note 1)                                          (1,582,330)
                                                                   ------------
NET DECREASE                                                         (4,068,724)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year           402,250,758
                                                                   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                $398,182,034
                                                                   ============



         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION

                               HOURLY 401(k) PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999

 1.  Organization and Plan Description

     The following brief description of the Georgia-Pacific Corporation Hourly 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering certain groups of hourly employees of Georgia-Pacific Corporation (the "Employer" or "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. For unionized groups, participation in the Plan must be specified in the applicable collective bargaining agreement; management designates nonunion participating groups.

     Eligible employees may elect to participate in the Plan beginning the first pay date in any month after completing three full calendar months of service. The participant becomes eligible for matching contributions beginning the first day of the month following completion of one year of service.

     Plan assets are held in trust funds and are invested on the participants' behalf, with all investment earnings for each fund credited to the accounts of participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian of the Plan.

     In 1999, the Plan's name was changed from the Georgia-Pacific Corporation Hourly 401(k) Savings Plan to the Georgia-Pacific Corporation Hourly 401(k) Plan.

     There was a transfer of assets in the amount of $1,582,330 relating to the employees of Color Box, LLC.

     Contributions

     The Plan allows for both Employer and participant contributions. The percent of eligible compensation a participant is able to contribute, the percent of the Employer's match (if any), and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the agreement applicable to that group. Contributions are limited by the maximum allowable under the Internal Revenue Code ("IRC").

     Participants are immediately vested in contributions and the Employer's contributions.

     The Plan allows participant contributions, and any investment income earned thereon, to be allocated between any of the available investment funds offered by the Plan. Participants may change investment allocations at any time. Employer matching contributions are invested based on the allocation chosen by the participant.

     Contributions are transferred to the Trustee twice a month and invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and invested in accordance with the participants' investment elections. Earnings on the short-term investments are allocated to the participants' accounts once each year.

     Withdrawals and Termination

     In the event of a participant's termination of employment, death, or attainment of age 59 1/2, the participant or his/her beneficiary may elect to receive, in cash and/or Georgia-Pacific Corporation--Timber Group Common Stock or Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock, his/her entire account balance.

     Hardship withdrawals are permitted if certain criteria are met, as defined by the Plan, and are subject to taxes in the year received. Hardship withdrawals (either full or partial) are paid in cash and result in a suspension of the right to make participant contributions to the Plan for a period of at least 12 months.

 2.  Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Effective January 1, 1999, the Plan adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 established new disclosure requirements for define contribution plans.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the net assets available for the plan benefits and the changes therein. Actual results could differ from these estimates.

     Investment Valuation

     Investments are presented at market value. Market values of mutual funds and common stock are determined principally from quotations as reported on various securities exchanges.

     The net depreciation in the market value of mutual funds in the accompanying statement of changes in net assets available for plan benefits reflects the net difference between the market value and the cost at the beginning and end of the year for mutual funds held throughout the year as well as the difference between the year-end market value and cost for mutual funds purchased during the year. For mutual funds sold or distributed during the year, the net depreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

 3.  Income Tax Status

     The Internal Revenue Service issued a determination letter dated June 20, 1997 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

 4.  Investments

     Investment Options

     Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:

           Fixed Income Options

           The general investment objective for these options is to provide a high level of current income.

           The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years.

           The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

           The Loomis Sayles Bond Fund--Institutional Class is invested in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

           Company Stock Options

           The following two company stock funds are available as investment options:

           The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock ("Common Stock").

           The Georgia-Pacific Timber Stock Fund is invested principally in shares of Georgia-Pacific Corporation--Timber Group Common Stock.

           Balanced Options

           The objectives of these options are to conserve principal, to pay current income, and to achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

           The Vanguard Balanced Index Fund is invested in two Vanguard funds:
           60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital.

           The Vanguard LifeStrategy Growth Fund is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

           The Vanguard LifeStrategy Income Fund is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

           The Vanguard LifeStrategy Conservative Growth Fund is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

           The Vanguard LifeStrategy Moderate Growth Fund is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

                                      -4-
           Growth and Income Options

           The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

           The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

           The Vanguard Total Stock Market Index Fund is invested in a large sample of stocks that match certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

           The Vanguard Windsor II Fund is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

           Growth Options

           The objective of these options is to achieve long-term growth of capital; dividend income is incidental.

           The Vanguard Extended Market Index Fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

           The Vanguard PRIMECAP Fund is invested in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

           Aggressive Growth Option

           The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.

           The Vanguard Small-Cap Index Fund is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

           Money Market Option

           The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

           The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations.

           International Option

           The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.

           The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.

     Significant Investments

     Individual investments that represent 5% or more of the fair value of net assets available for plan benefits are as follows as of December 31, 2000 and 1999:

                                              2000                1999
                                          ------------        ------------
Vanguard Short-Term Treasury Fund         $ 43,669,219        $ 47,784,352
Georgia-Pacific Group Common Stock          93,872,138          64,387,570
Vanguard Balanced Index Fund                21,445,433          21,901,665
Vanguard 500 Index Fund                    150,411,089         172,087,933
Vanguard PRIMECAP Fund                      20,797,912                 N/A
Vanguard Treasury Money Market Fund         27,407,360          48,636,664

5.   MASTER TRUSTS

     Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Fund of certain defined contribution plans qualified under Internal Revenue Code Section 401(k) and are administered by Georgia-Pacific Corporation.

     On December 16, 1997, the shareholders of Georgia-Pacific Corporation approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock and to distribute one share of a new class of Common Stock, Georgia-Pacific Corporation-- Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

     The market values of the master trusts are allocated to the individual participating plans based on the relative value of the assets of each plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

     The Plan's interest in the Group Master Trust as of December 31, 2000 and 1999 and for the years then ended is approximately 25% and 27%, respectively. A summary of the Group Master Trust as of December 31, 2000 and 1999 is shown below:

                                                   2000                1999
                                               ------------        ------------
Investments, at market:
 Georgia-Pacific Corporation
  --Georgia-Pacific Group Common Stock         $380,478,505        $231,843,864
 Vanguard Treasury Money Market Fund              4,045,492                 100
                                               ------------        ------------
       Total investments                        384,523,997         231,843,964
                                               ------------        ------------
Receivables:
 Interest                                            16,656               6,686
 Other receivables                                  679,748           6,704,850
                                               ------------        ------------
       Total receivables                            696,404           6,711,536
                                               ------------        ------------
Less payables                                     4,054,729           4,101,110
                                               ------------        ------------
Net assets of the Group Master Trust           $381,165,672        $234,454,390
                                               ============        ============

     A summary of net depreciation of the Group Master Trust, which comprises the net investment loss for all participating plans for the year ending December 31, 2000, is shown below:

        Interest and dividends                                   $   5,209,298
        Net depreciation in market value of common stock          (106,911,424)
        Investment expense                                            (134,316)
                                                                 -------------
        Net investment loss from the Group Master Trust          $(101,836,442)
                                                                 =============

     The Plan's interest in the Timber Master Trust as of December 31, 2000 and 1999, and for the years then ended is approximately 22% and 21%, respectively. A summary of the Timber Master Trust as of December 31, 2000 and 1999 is shown below:

                                                                    2000          1999
                                                                -----------   -----------
     Investments, at market:
      Georgia-Pacific Corporation--Timber Group Common Stock    $46,228,979   $47,775,036
      Vanguard Treasury Money Market Fund                           487,389       769,286
                                                                -----------   -----------
            Total investments                                    46,716,368    48,544,322
                                                                -----------   -----------
     Receivables:
      Interest                                                        3,040         2,401
      Other receivables                                                  11       354,749
                                                                -----------   -----------
            Total receivables                                         3,051       357,150
                                                                -----------   -----------
     Less payables                                                   77,287       916,221
                                                                -----------   -----------
     Net assets of the Timber Master Trust                      $46,642,132   $47,985,251
                                                                ===========   ===========

    A summary of income and net appreciation of the Timber Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 2000, is shown below:

        Interest and dividends                               $ 1,704,640
        Net appreciation in market value of common stock       8,378,081
        Investment expense                                       (42,424)
                                                             -----------
        Net investment gain from the Timber Master Trust     $10,040,297
                                                             ===========

6.  PLAN TERMINATION

    The Employer has reserved the right to amend, modify, suspend, or terminate the Plan at any time.

7.  RELATED-PARTY TRANSACTIONS

    Certain plan investments are shares of mutual funds managed by the Trustee and shares of common stock of the Employer, the administrator of the Plan. As such, these transactions qualify as party-in-interest transactions.

8.  RECONCILIATION TO THE FORM 5500

    The Plan's net assets available for plan benefits at December 31, 2000 and 1999 include $949,624 and $374,537, respectively, for participants who have elected distributions but have not yet been paid. In the Plan's Form 5500 for the years ended December 31, 2000 and 1999, these amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries.

                                                                      SCHEDULE I

                          GEORGIA-PACIFIC CORPORATION

                               HOURLY 401(k) PLAN


         SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2000

                                                        Shares
                                                       or Face                 Current
                Investment Description                  Amount        Cost      Value
    --------------------------------------------      ----------      ----   ------------
    FIXED INCOME OPTIONS:
*     Vanguard Short-Term Treasury Fund                4,252,115     (a)    $ 43,669,219
*     Vanguard Total Bond Market Index Fund              948,842     (a)       9,450,469
      Loomis Sayles Bond Fund--Institutional Class        41,069     (a)         454,221
                                                                            ------------
           Total fixed income options                                         53,573,909
                                                                            ------------
    COMPANY STOCK OPTIONS:
*     Georgia-Pacific Group Stock Fund Master Trust   10,134,972     (a)      93,872,138
*     Georgia-Pacific Timber Stock Fund Master Trust   2,312,698     (a)      10,168,932
                                                                            ------------
           Total company stock options                                       104,041,070
                                                                            ------------
    BALANCED OPTIONS:
*     Vanguard Balanced Index Fund                     1,123,974     (a)      21,445,433
*     Vanguard LifeStrategy Growth Fund                  111,435     (a)       2,183,015
*     Vanguard LifeStrategy Income Fund                   35,951     (a)         467,368
*     Vanguard LifeStrategy Conservative Growth Fund      54,089     (a)         795,108
*     Vanguard LifeStrategy Moderate Growth Fund          99,162     (a)       1,709,560
                                                                            ------------
           Total balanced options                                             26,600,484
                                                                            ------------
    GROWTH AND INCOME OPTIONS:
*     Vanguard 500 Index Fund                          1,234,294     (a)     150,411,089
*     Vanguard Total Stock Market Index Fund              46,034     (a)       1,346,963
*     Vanguard Windsor II Fund                            68,921     (a)       1,874,658
                                                                            ------------
           Total growth and income options                                   153,632,710
                                                                            ------------
    GROWTH OPTIONS:
*     Vanguard Extended Market Index Fund                 45,836     (a)       1,220,167
*     Vanguard PRIMECAP Fund                             344,450     (a)      20,797,912
                                                                            ------------
           Total growth options                                               22,018,079
                                                                            ------------
    AGGRESSIVE GROWTH OPTION:
*     Vanguard Small-Cap Index Fund                       53,985     (a)       1,049,476
                                                                            ------------
    MONEY MARKET OPTION:
*     Vanguard Treasury Money Market Fund             27,407,360     (a)      27,407,360
                                                                            ------------
    INTERNATIONAL OPTION:
*     Vanguard International Growth Fund                 431,780     (a)       8,147,682
                                                                            ------------
*   PARTICIPANT LOANS                                                              1,730
                                                                            ------------
           Total investments                                                $396,472,500
                                                                            ============



                  *Represents a party in interest to the Plan.

                           (a)  Participant-directed.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        GEORGIA-PACIFIC CORPORATION HOURLY 401(k) PLAN


                        BY:  GEORGIA-PACIFIC CORPORATION, as plan administrator



Date:  June 25, 2001               By: /s/ Danny W. Huff
                                       Danny W. Huff
                                       Executive Vice President--Finance
                                       and Chief Financial Officer

                               INDEX TO EXHIBITS

   Exhibit                                  Description
    Number                                  -----------
   -------
     23                           Consent of Arthur Andersen LLP